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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                                 ANNUAL REPORT

                           PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

             FOR THE FISCAL YEARS ENDED DECEMBER 31, 1999 AND 1998

                         COMMISSION FILE NUMBER 1-12082

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
                            C/O HANOVER DIRECT, INC.
                             1500 HARBOR BOULEVARD
                          WEEHAWKEN, NEW JERSEY 07087

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              HANOVER DIRECT, INC.
                             1500 HARBOR BOULEVARD
                          WEEHAWKEN, NEW JERSEY 07087

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                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Hanover Direct, Inc. Savings and Retirement Plan:

     We have audited the accompanying Statements of Net Assets Available for Benefits of the Hanover Direct, Inc. Savings and Retirement Plan, formerly The Horn & Hardart Company Savings Plan, (the "Plan") as of December 31, 1999 and 1998, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

New York, New York
June 23, 2000

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

                HANOVER DIRECT INC. SAVINGS AND RETIREMENT PLAN
              (FORMERLY THE HORN AND HARDART COMPANY SAVINGS PLAN)

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1999 AND 1998

                                                                     DECEMBER 31,
                                                              --------------------------
                                                                 1999           1998
                                                              -----------    -----------
ASSETS:
  Fund Receivable...........................................  $   240,713    $    77,974
  Plan Participant Loan Receivable..........................      594,366        444,804
  Investment in Fund........................................   20,181,051     16,751,402
  Investment in Hanover Direct, Inc.........................           --             --
     Common Stock (at market)...............................      800,475        693,128
                                                              -----------    -----------
          TOTAL ASSETS......................................   21,816,605     17,967,308
LIABILITIES AND FUND BALANCE:
  Contributions Payable to:
     Hanover Direct, Inc. and Subsidiaries (Forfeitures)....      107,466         50,302
                                                              -----------    -----------
       NET ASSETS AVAILABLE FOR BENEFITS....................  $21,709,139    $17,917,006
                                                              ===========    ===========

         The accompanying notes are an integral part of this statement

                HANOVER DIRECT INC. SAVINGS AND RETIREMENT PLAN
              (FORMERLY THE HORN AND HARDART COMPANY SAVINGS PLAN)

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                 PLAN
                                                                 TOTAL
                                                              -----------
ADDITIONS:
  Net Change in Appreciation (Depreciation) on Fund
     Investments............................................  $ 1,324,547
  Dividend Income...........................................    1,510,479
  Interest Income on Participant Loan Balances..............       34,396
  Contributions:
     Participants...........................................    2,312,832
     Hanover Direct, Inc. and Subsidiaries (net of credited
      forfeitures of $7,430)................................      543,634
     Fund Transfer from Tweeds, Inc. Profit Sharing Plan....      407,096
                                                              -----------
          TOTAL ADDITIONS...................................    6,132,984
                                                              -----------
DEDUCTIONS:
  Disbursements, Withdrawals, Terminations and
     Administrative Costs...................................    2,254,001
  Unallocated Forfeitures...................................       57,164
  Change in Plan Participant Loan Receivable................       29,686
                                                              -----------
          TOTAL DEDUCTIONS..................................    2,340,851
                                                              -----------
Net Increase                                                    3,792,133
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of the Year.....................................   17,917,006
                                                              -----------
  End of the Year...........................................  $21,709,139
                                                              ===========

         The accompanying notes are an integral part of this statement

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (FORMERLY THE HORN & HARDART COMPANY SAVINGS PLAN)

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998

1. DESCRIPTION OF THE PLAN

     The Hanover Direct, Inc. Savings and Retirement Plan, formerly The Horn & Hardart Company Savings Plan, (the "Plan") commenced April 1, 1983. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     Participation in the Plan is available to all eligible employees of Hanover Direct, Inc. and its subsidiaries (the "Company") that have attained the age of 21 and have credit for at least six months of service (1,000 hours). The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").

     Participants whose annual base salary is under $80,000 may make pre-tax contributions of up to 20% of their total annual compensation ("Employee Contribution"), up to a maximum of $10,000. The Company matches one-third of these pre-tax contributions up to 6% of the participant's total annual compensation ("Employer Contribution"). The participants have the right to allocate contributions (Employee and Employer) among any combination of eight funds administered by T. Rowe Price Retirement Plan Services, Inc. ("TRP"), as well as a Hanover Direct, Inc. Stock Fund.

     A participant whose total annual compensation is in excess of $80,000, or a highly compensated employee ("HCE"), is limited to pre-tax contributions of 5% of their total annual compensation, up to a maximum compensation limit of $160,000. The Company matches one-third of these contributions.

     According to the Plan, the maximum limitations on employee pre-tax contributions were $10,000 and $8,000 in 1999 and 1998, respectively.

     There were 1,288 and 1,223 participants in the Plan at December 31, 1999 and 1998, respectively.

     A participant will fully vest in the account value of the Employer's Contribution upon the earlier of: the completion of three calendar years of vesting service, retirement or termination after reaching age 65, death while an employee, retirement due to a permanent disability, or upon termination of the Plan by the Company. Employee Contributions vest immediately. A participant may elect to withdraw from their voluntary contribution account an amount not to exceed the participant's vested account value. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Company's contribution for that particular year. Forfeitures that can be used to reduce future Employer Contributions amounted to $107,466 and $50,302, at December 31, 1999 and 1998, respectively. The forfeitures of 1998 were utilized to reduce Employer Contributions during 1999.

     Participants are allowed to take out loans ranging from a minimum of $500 to a maximum of 50% of their individual vested account balance or $50,000, whichever is less. The loans can be for a period of up to five years and bear a fixed rate of interest of the prime rate plus one percent, determined at the time of the loan issuance. For a loan to purchase a primary residence, an individual must borrow a minimum of $2,500, and may take up to 30 years to repay the loan. Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

     Plan participant loan receivables amounted to $594,366 and $444,804 at December 31, 1999 and 1998, respectively, with interest rates ranging from 7% to 10%. Vested benefits payable to terminated employees amounted to $3,959,248 and $2,853,847 at December 31, 1999 and 1998, respectively.

     The Plan is administered by the Administrative Committee (the "Committee"), which is comprised of three persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (FORMERLY THE HORN & HARDART COMPANY SAVINGS PLAN)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

     Direct administrative costs of the Plan that were borne by Hanover Direct, Inc. were $34,594 and $7,141 in 1999 and 1998, respectively. Additionally, certain other administrative costs of the Plan are borne by the participants of the Plan, and amounted to $56,193 and $50,517 in 1999 and 1998, respectively. These costs are included in the Disbursements, Withdrawals, Terminations and Administrative Costs line item in the Statement of Changes in Net Assets Available for Benefits. Effective July 1, 1999, all administrative costs of the Plan for current employees are covered by Hanover Direct, Inc.

2. SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

  Investment Valuation and Income Recognition

     Investments in the Company's common stock are stated at market value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. Realized gains and losses from security transactions are reported using the moving weighted average method. In 1998, investments held by TRP in the Stable Value Fund, Spectrum Income Fund, Spectrum Growth Fund, New Horizons Fund, International Stock Fund and the Company's Stock Fund were stated at market value. In 1999, three funds were added and additional investments were held by TRP in the Mid-Cap Growth Fund, Equity Index 500 Fund, and the Blue Chip Growth Fund, which were also stated at market value.

  Basis of Accounting

     The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Benefit payments are recorded when paid.

  Accounting Pronouncements

     The Accounting Standards Executive Committee issued Statement of Position
(SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 financial statements have been reclassified to eliminate the participant directed fund investment program disclosures.

3. INVESTMENTS

     The Plan's participants are given the option to invest in eight funds, in addition to the Company's Stock Fund. These funds are as follows: The Stable Value Fund is a common trust fund which invests in investment contracts selected by TRP which are reported at their estimated fair value. The Spectrum Income Fund seeks a high level of current income combined with moderate share price fluctuation by investing primarily in domestic bond funds and two foreign bond funds. It may allocate up to 25% of its assets to a stock fund. The Spectrum Growth Fund seeks long-term capital appreciation and growth of income, with current income as a secondary objective. It invests primarily in domestic stock funds and also in a foreign stock fund. The New Horizons Fund provides long-term capital growth by investing primarily in common stocks of small, rapidly

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (FORMERLY THE HORN & HARDART COMPANY SAVINGS PLAN)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

growing companies. The Mid-Cap Growth Fund provides long-term capital appreciation by investing in companies with superior earnings growth potential that are no longer considered new or emerging but may still be in the dynamic phase of their life cycles. The International Stock Fund seeks to provide capital appreciation through investments in well-established non-U.S. companies. The Equity Index 500 Fund seeks to match the total return of the Standard & Poor's(R) 500 Composite Stock Index (S&P 500). The Blue Chip Growth Fund seeks to provide long-term capital growth, with income as a secondary objective. It invests primarily in common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries. Contributions to the Hanover Direct, Inc. Stock Fund were invested in the common stock of the Company, a party in interest. As of December 31, 1999 and 1998, the Stock Fund held 220,821 and 201,637 shares, respectively, at corresponding market values of $800,475 and $693,128.

     The market value of the individual investments that represent 5% or more of the Plan's total net assets available for plan benefits as of December 31, 1999 and 1998 were as follows:

                                                         1999          1998
                                                      ----------    ----------
Stable Value Fund...................................  $4,727,659    $4,144,707
Spectrum Income Fund................................   2,076,353     2,424,986
Spectrum Growth Fund................................   7,291,172     7,508,676
New Horizons Fund...................................   2,535,336     1,970,744

     During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,324,547 as follows:

Spectrum Income Fund.....................................  $ (155,628)
Spectrum Growth Fund.....................................     632,110
New Horizons Fund........................................     384,676
Mid-Cap Growth Fund......................................      46,476
International Stock Fund.................................     201,836
Equity Index 500 Fund....................................      58,572
Blue Chip Growth Fund....................................      66,703
Hanover Direct Inc. Stock Fund...........................      89,802
                                                           ----------
                                                           $1,324,547
                                                           ==========

4. CONTRIBUTION RECEIVABLE

     The total contribution receivable consists of unallocated Employee and Employer Contributions owed to the plan as of the Plan year-end. There were contributions receivable of $240,713 and $77,974 as of December 31, 1999 and 1998, respectively. The unallocated Employee and Employer contributions owed to the Plan for 1999 were received by the fund in January 2000.

5. CONTRIBUTION PAYABLE

     The contribution payable consists of unvested Employer Contributions forfeited by terminated Plan participants as of the Plan year-end. These forfeited amounts are used to reduce the Company's contributions to participants in the following Plan year.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (FORMERLY THE HORN & HARDART COMPANY SAVINGS PLAN)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

6. NET DEPRECIATION (APPRECIATION) ON FUND INVESTMENTS

     The net depreciation/(appreciation) of fund investments at December 31, 1999 consists of unrealized appreciation of approximately $1,172,000 and an aggregate realized gain of approximately $153,000. The Plan sold investments during the 1999 Plan year with approximate aggregate costs of $5,614,000 resulting in aggregate proceeds of approximately $5,767,000. The realized gain/loss on the investments sold is the difference between the market value at the beginning of the Plan year (or on the purchase date if purchased during the Plan year) and the date of sale.

7. FUND TRANSFER FROM THE TWEEDS, INC. PROFIT SHARING PLAN

     During October, 1999, the Company transferred all remaining participants and corresponding account balances from its Tweeds, Inc. Profit Sharing Plan (the "Tweeds Plan"), which was subsequently terminated, to the Hanover Direct, Inc. Savings and Retirement Plan. The Tweeds Plan was a defined contribution plan sponsored by Tweeds, Inc, a company acquired by Hanover Direct, Inc. in 1993. The funds transferred to the Hanover Direct, Inc. Savings and Retirement Plan amounted to $407,096.

8. PLAN TERMINATION

     The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions, which had been credited to each participant's account becomes fully vested. At this time, the Company has not expressed any intention of terminating the Plan.

8. TAX STATUS

     The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of October 6, 1994, is qualified under
Section 401(k) of the Internal Revenue Code and, accordingly, is exempt from federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan's administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable provision of the IRC. The Plan was amended and restated during the year ended December 31, 1989 to reflect the impact of the Tax Reform Act of 1986 and the Technical and Miscellaneous Revenue Act of 1988.

9. OTHER INFORMATION

     Other than the aforementioned contributions to the Hanover Direct, Inc. Stock Fund which were invested in the common stock of the Company (Note 3), there were no transactions with parties-in-interest, as defined by the Employee Retirement Income Security Act of 1974, for the years ended December 31, 1999 and 1998. There were no loans, fixed income obligations or leases, which were either in default or classified as uncollectible at December 31, 1999 and 1998.

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          HANOVER DIRECT, INC. SAVINGS AND
                                          RETIREMENT PLAN

                                          By: /s/ BRIAN C. HARRISS
                                            ------------------------------------
                                            Brian C. Harriss
                                            Senior Vice President and
                                            Chief Financial Officer

DATE: June 23, 2000

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

                                                                      SCHEDULE I

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
               (FORMERLY THE HORN & HARDART COMPANY SAVINGS PLAN)

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                        AT END OF YEAR DECEMBER 31, 1999

                                                              NUMBER OF      CURRENT
                        DESCRIPTION                            SHARES         VALUE
                        -----------                           ---------    -----------
Stable Value Fund...........................................  4,796,215    $ 4,796,215
Spectrum Income Fund........................................    192,064      2,057,011
Spectrum Growth Fund........................................    409,610      7,254,189
New Horizons Fund...........................................     90,946      2,503,755
Mid-Cap Fund................................................     19,410        778,934
International Stock Fund....................................     51,581        981,589
Equity Index 500 Fund.......................................     23,930        946,661
Blue Chip Growth Fund.......................................     23,740        862,697
Hanover Direct, Inc. Common Stock Fund(1)...................    220,821        800,475
Participants' Loan Account(2)...............................                   594,366
                                                                           -----------
          TOTAL ASSETS HELD FOR INVESTMENT PURPOSES.........               $21,575,892
                                                                           ===========

---------------
(1) Represents party-in-interest. Common stock par value is $.6667 per share.

(2) Terms of these loans generally range from 1 to 5 years (up to 30 years if used to purchase a primary residence) and bear interest at prime plus one percent.

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                                   EXHIBIT 1

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into Hanover Direct, Inc.'s (formerly The Horn & Hardart Company) previously filed Registration Statement (File. No. 2-94286).

                                          ARTHUR ANDERSEN LLP

New York, New York
June 23, 2000